FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Cannon, Michael R.	2. Issuer Name and Ticker or Trading Symbol SOLECTRON CORPORATION (SLR)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Executive Officer (President, CEO and Director Effective 01/10/03)

(Last) (First) (Middle) 847 Gibraltar Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/16/03
(Street) Milpitas, CA 95035		5. If Amendment, Date of Original (Month/Day/Year) 01/06/03	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/06/03		A		1,038,268 (1)	A	$.001	1,038,268	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Nonstatutory Stock Option (right to buy)	3.99	01/06/03		A		750,000		(2)	01/06/13	Common Stock	750,000		750,000	D
Nonstatutory Stock Option (right to buy)	3.99	01/06/03		A		3,750,000		(3)	01/06/13	Common Stock	3,750,000		3,750,000	D
Total													4,500,000	D

Explanation of Responses:

(1) Restricted Stock grant of 1,038,268 common shares with a Repurchase Right by Solectron which expires 100% on January 6, 2005. The shares are subject to a Company Repurchase Option in the event of certain early termination events and also subject to accelerated vesting in certain circumstances.
(2) Non-statutory stock option grant of 750,000 shares pursuant to Solectron's Amended and Restated 2002 Stock Option Plan with a vesting schedule of 1/48 monthly commencing January 6, 2003, subject to accelerated vesting in certain circumstances.
(3) Non-statutory stock option grant of 3,750,000 shares pursuant to a stand-alone stock option agreement similar but not a part of the Amended and Restated 2002 Stock Option Plan with a vesting schedule of 1/48 monthly commencing January 6, 2003, subject to accelerated vesting in certain circumstances..

By: /s/ Robert Hirt for Michael R. Cannon **Signature of Reporting Person	01/16/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Limited Power of Attorney - Securities Law Compliance

The undersigned, as an officer or director of Solectron Corporation, (the "Corporation"), hereby constitutes and appoints Victoria Miranda, Robert Hirt, or Leonard J. Zanoni, the undersigned's true and lawful attorney-in-fact and agent to complete and execute such Forms 3, 4 and 5 and other forms as such attorney-in-fact shall, in his discretion, determine to be required or advisable pursuant to Section 16 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder, or any successor laws and regulations, as a consequence of the undersigned's ownership, acquisition or disposition of securities of the

Corporation, and to do all acts necessary in order to file such forms with the Securities and

Exchange Commission, any securities exchange or national association, the Corporation and such other person or agency as the attorney-in-fact shall deem appropriate. The undersigned hereby ratifies and confirms all that said attorney-in-fact and agent shall do or cause to be done by virtue hereof.

This Limited Power of Attorney is executed at Milpitas, CA, as of the date set forth below.

    Signature: S/ Michael R. Cannon

    Type or Print Name:  Michael R. Cannon

    Dated:  January 7, 2003

Witness:

Signature: S/ Kevin O'Connor

Type or Print Name: Kevin O'Connor

Dated: January 7, 2003